UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Under the Securities Exchange Act of 1934 (Amendment No. ______)*

ATLANTIS BUSINESS DEVELOPMENT CORP.

(Name of Issuer)

Common

(Title of Class of Securities)

04914P 10 1

(CUSIP Number)

Lloyd Madison Capital Holdings, Inc.

54 Broad Street, Suite 200B

Red Bank, NJ 07701

800-919-2238

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sect. 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. ... 04914P 10 1

1.     Names of Reporting Persons. Lloyd Madison Capital Holdings, Inc.
        I.R.S. Identification Nos. of above persons (entities only)..81-0803563

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

a. ....................................................................................................................................

b. ....................................................................................................................................

SEC Use Only .......................................................................................................................

4. Source of Funds (See Instructions) ....PF.(Personal Funds...................................................

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ........

6. Citizenship or Place of Organization . New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power 9,388,940
8. Shared Voting Power
9. Sole Dispositive Power 9,388,940
10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person ...9,388,940

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11) 37.9%

14. Type of Reporting Person (See Instructions) HC - Holding Company

Item 1. Security and Issuer

Common Stock of Atlantis Business Development Corporation, 54 Broad Street, Suite 200B, Red Bank, NJ 07701.

Item 2. Identity and Background

Lloyd Madison Capital Holdings, Inc. is a New Jersey corporation, formed for the purpose of holding stock. It's principal place of business is 54 Broad Street, Suite 200B, Red Bank, NJ 07701. It's President and sole shareholder is Brian Zucker. During the past five years, Mr. Zucker has not been convicted in a criminal proceeding, or a civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3. Source and Amount of Funds or Other Consideration

Lloyd Madison Capital Holdings, Inc. purchased shares of Atlantis Business Development Corporation at $0.005 per share from existing directors/officers of the Company in a private transaction.

Item 4. Purpose of Transaction

Acquisition of stock.

Item 5. Interest in Securities of the Issuer

(a) Lloyd Madison Holdings owns 9,308,940 shares of Atlanis Business Development Corporation's common stock, which represents 37.9% of the issued and outstanding stock.

(b) Lloyd Madison Holdings has sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of, the shares listed in paragraph (a) above.

(c) On or about September 8, 2003, Lloyd Madison Holdings purchased shares from existing officers or directors in private transactions for $0.005 per share.

(d) No other person has the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported hereunder.

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date     August 24, 2004

Signature /s/ Brian Zucker

Name/Title: Brian Zucker, President, Lloyd Madison Holdings

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)